NEWS RELEASE

TSX Trading Symbol: BZA

AMERICAN BONANZA AND GRYPHON GOLD CORPORATION TERMINATE
MERGER NEGOTIATIONS

February 27, 2008 - American Bonanza Gold Corp. (TSX: BZA, Frankfurt: AB2) (“American Bonanza”) reports that discussions under the non-binding Letter of Intent to merge with Gryphon Gold Corporation have been terminated. Both companies have determined not to proceed with the proposed merger, previously announced February 12, 2008. No break-up fees are payable.

About Bonanza

Bonanza acquires, explores and develops high-grade gold properties North America, targeting areas with large gold endowments and stable political climates. Bonanza is advancing its flagship Copperstone gold property in Arizona and several other promising properties. For additional information please visit www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

On behalf of the Board of Directors,

(signed) Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:

Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com